# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ODP Corp, CIK 0000800240
CUSIP: 88337F105
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 6600 NORTH MILITARY TRAIL, BOCA RATON, Florida (FL), 33496
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001050470

## Reporting persons
- LSV ASSET MANAGEMENT: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 808,077; shared voting power 0; sole dispositive power 1,423,757; shared dispositive power 0; aggregate amount beneficially owned 1,423,757 (4.7% of the class)

## Item 1. Issuer
Name of issuer: ODP Corp
Address of issuer's principal executive offices: 6600 NORTH MILITARY TRAIL, BOCA RATON, FLORIDA, 33496

## Item 2. Person Filing
Name of person filing: LSV Asset Management
Address of principal business office or, if none, residence:
155 North Wacker Drive
Suite 4600
Chicago, IL 60606
Citizenship: State of Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 1,423,757
Percent of class: 4.7
Sole power to vote or to direct the vote: 808,077
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 1,423,757
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: The clients of LSV Asset Management, including funds and/or managed accounts, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities of the issuer.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- LSV ASSET MANAGEMENT: Josh O'Donnell, Chief Compliance Officer (08/12/2025)